LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey  08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

April 20, 2010

Mr. Vincent J. Di Stefano, Senior Counsel

Security and Exchange Commission

450 5th Street

Washington DC 20549

Re:

Archer Investment Series Trust - Form N1-A/A

File Nos. 333-163981 and 811-22356

Dear Mr. Di Stefano:

Kindly accept this letter in response to our telephone conversation on April 20, 2010 wherein you have provided comments to our client’s N1-A/A filing submitted on April 14, 2010.  These changes will be implemented in our client’s next amendment as agreed.

This letter addresses only your comments which we discussed in that telephone conversation.  Accordingly, please find our clients responses below.

FEES AND EXPENSES OF INVESTING IN THE FUND:

Comment & Response:

You have asked that footnote #3 be revised to delete the following phrase. “and do not correlate to the ratio of Expenses to Average Net Assets found in the “Financial Highlights” section of this Prospectus.”  Accordingly, the footnote now reads - “3Acquired Fund Fees and expenses are based on estimated amounts for the current fiscal year.”  The referenced phrase has been deleted.

Comment & Response:

You have asked that the last sentence in the section entitled “Portfolio Turnover” which reads:  “The Fund has not yet begun operations; accordingly, there is no portfolio turnover rate available at this time.” be deleted. The referenced phrase has been deleted.

Thank you for your kind attention to this matter.

Very truly yours,

/s/ C. Richard Ropka, Esq.

C. Richard Ropka, Esq.

CRR/ks